UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Motorola Mobility Holdings, Inc.

File No. 001-34805 - CF# 25807

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Motorola Mobility Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.14, 10.15 and 10.17 to a Form 10-12B/A filed on October 8, 2010. Motorola Mobility Holdings, Inc. modified its application and refiled the Exhibits fewer redactions as Exhibits 10.12, 10.13 and 10.15, respectively, to a Form 10-12B/A filed on November 30, 2010.

Based on representations by Motorola Mobility Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Form 10-12B/A filed on October 8, 2010:

Exhibit 10.14	through December 21, 2011
Exhibit 10.15	through October 8, 2015
Exhibit 10.17	through October 8, 2015

Forms 10-12B/A filed on November 30, 2010:

Exhibit 10.12	through December 21, 2011
Exhibit 10.13	through October 8, 2015
Exhibit 10.15	through October 8, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel